Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna reports production of 55,953 gold equivalent ounces for the second quarter and issues updated guidance for 2021

Vancouver, July 19, 2021 – Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) reports production results for the second quarter from its three operating mines in the Americas, the San Jose Mine in Mexico, the Caylloma Mine in Peru, and the Lindero Mine in Argentina. The company produced 1,892,822 ounces of silver and 31,048 ounces of gold or 55,953 gold equivalent1 ounces. Silver and gold production for the first six months of 2021 totaled 3,806,577 ounces and 65,603 ounces, respectively, or 115,690 gold equivalent1 ounces. The company is also providing an updated production and cost guidance for 2021 which also incorporates gold production for the second half of the year from the Yaramoko Mine in Burkina Faso.

Second Quarter Consolidated Production

•	Silver production of 1,892,822 ounces; 49 percent increase over Q2 2020
•	Gold production of 31,048 ounces; 337 percent increase over Q2 2020
•	Lead production of 8,143,876 pounds; 20 percent increase over Q2 2020
•	Zinc production of 11,763,866 pounds; 7 percent increase over Q2 2020

Second Quarter Consolidated Operating Highlights

	Second Quarter 2021				Second Quarter 2020
	Caylloma, Peru	San Jose, Mexico	Lindero, Argentina	Consolidated	Caylloma, Peru	San Jose, Mexico	Lindero, Argentina	Consolidated
OPERATIONAL FIGURES
Tonnes milled	133,645	269,565			134,172	160,151
Average tpd milled	1,536	3,029			1,525	1,799
Ore placed on pad[2] (t)			1,477,000
SILVER[3]
Grade (g/t)	76	205			72	220
Recovery (%)	82.58	91.51			78.99	90.84
Production (oz)	268,428	1,624,394		1,892,822	244,873	1,029,049		1,273,922
GOLD
Grade (g/t)	0.42	1.30	0.95		0.25	1.42
Gold placed on pad[2] (oz)			44,889
Recovery (%)	69.08	91.19			41.93	90.91
Gold in carbon[4] (oz)			794
Dore poured (oz)			18,726
Production (oz)	1,261	10,266	19,521	31,048	445	6,654		7,099
LEAD
Grade (%)	3.09				2.77
Recovery (%)	89.53				82.81
Production (lbs)	8,143,876			8,143,876	6,777,010			6,777,010
ZINC
Grade (%)	4.58				4.29
Recovery (%)	87.14				86.58
Production (lbs)	11,763,866			11,763,866	10,976,816			10,976,816
Notes:

1.	Gold equivalent production does not include lead or zinc, and is calculated using gold to silver ratio of 1 to 76
2.	Lindero tonnes and gold grade are estimated using grade control sampling of blast holes; tonnes are reported to the nearest thousand
3.	Metallurgical recovery for silver at the Caylloma Mine is calculated based on silver content in lead concentrate
4.	Lindero production includes gold in carbon columns and electrolytic cement
5.	Totals may not add due to rounding

Lindero Mine, Argentina

Argentina suffered a surge of COVID-19 during the second quarter of 2021 with the infection rate peaking at 41,000 cases per day. Extended nationwide COVID-19 related travel restrictions continued to limit onsite access to foreign vendor support affecting ramp up activities at Lindero.

The COVID-19 infection rate at Lindero increased during the second quarter and had a significant impact on the operation´s performance as 160 personnel tested positive, representing 18 percent of the workforce. During the quarter, the company intermittently voluntarily suspended onsite operations for a total of 16 days which directly impacted ramp up progress and reduced the amount of ore delivered to the heap leach pad. Strict government mandated travel restrictions have led to disruptions in the hiring and movement of skilled personnel and delays in access to foreign vendor support, which resulted in higher mechanical downtime leading to lower tonnes of processed ore being delivered to the leach pad.

In the second quarter, a total of 1,477,000 tonnes of ore were placed on the leach pad averaging 0.95 g/t gold containing an estimated 44,889 ounces of gold.

Total gold production for the quarter was 19,521 ounces, 73 percent of the plan, comprised of 18,726 ounces in doré and 794 ounces of gold-in-carbon (GIC) inventory.

Second Quarter 2021
Ore mined[1] (t)	1,817,000
Waste mined[1] (t)	1,638,000
Total mined[1] (t)	3,455,000
Strip ratio (waste to ore)	0.90
Average crushing throughput (tph)	868
Ore placed on leach pad[1] (t)	1,477,000
Ore placed grade[1] (g/t)	0.95
GIC inventory (oz)	794
Doré poured (oz)	18,726
Gold produced (oz)	19,521

Note:

1.	Lindero tonnes and gold grade are estimated using grade control sampling of blast holes; tonnes are reported to the nearest thousand

Mining

A total of 1,817,000 tonnes of ore were mined in the second quarter of 2021 at a strip ratio of 0.9:1, 20 percent below plan. Mine waste movement increased 34 percent compared to the first quarter of 2021, in line with expectation.

Mine reconciliation and metallurgical performance

Reconciliation of tonnes, grade and gold ounces mined for the second quarter indicate a good correlation with the reserve model with differences of less than five percent for all parameters.

Gold leaching response as well as reagent consumption was within the expected parameters for the granulometric composition and metallurgical types of ore placed on the leach pad.

Processing

In the second quarter of 2021, a total of 1,477,000 tonnes of ore were placed on the leach pad at 0.95 g/t gold, 20 and 10 percent below plan, respectively. All processing activities were impacted negatively by the direct and indirect downtimes related to the surge in COVID-19 cases and government restrictions. Lower grade is explained by the extraction of fewer tonnes from the pit than was planned, resulting in reduced access to higher grade ore than was scheduled, and grade dilution as the operation attempted to selectively mine higher-grade ore from lower-grade ore during this period to offset temporary shortfalls in gold stacked.

Trucked ore from the run of mine and coarse stockpiles placed on the leach pad totaled 801,000 tonnes, 32 percent higher than plan. Trucking of coarse ore to the leach pad was a temporary measure during the first half of the year to offset the lower tonnage of agglomerated ore; resulting in a 15 percent decrease, in respect to plan and guidance, of recoverable gold ounces on the heap during this period.

Primary and secondary crushing averaged 14,870 tonnes per day during the quarter, representing 79 percent of design capacity of 18,750 tonnes per day.

The tertiary-HPGR crusher, agglomeration plant, and stacking system throughput averaged 9,510 tonnes per day in the quarter representing 51 percent of design capacity and a 25 percent increase compared to the previous quarter. In June, ore stacking averaged 12,600 tonnes per day, representing 67 percent of design capacity peaking at 18,390 tonnes per day, 98 percent of design capacity.

The company has worked to address ramp up challenges in the tertiary crushing-agglomeration-stacking circuit with the in-country arrival of specialist support which was delayed due to COVID-19 travel restrictions. The operation expects to complete the planned ADR plant expansion and achieve full production capacity early in the fourth quarter of 2021.

SART plant ramp up work resumed in June at a pregnant solution flow rate of 100 to 150 cubic meters per hour, 25 percent of design capacity, regarded as sufficient to manage soluble copper levels in the ADR plant at this time. The SART plant is expected to achieve design capacity of 400 cubic meters per hour during the second half of the year.

Quality Assurance & Quality Control

Grade control estimates at Lindero are based on blast hole chip samples submitted to Lindero’s on-site laboratory for preparation and assaying for gold, using fire assay with an atomic absorption finish. The QA-QC program includes the blind insertion of certified reference standards and assay blanks at a frequency of approximately 1 per 20 normal samples as well as the submission of duplicate samples for verification of sampling and assay precision levels by an ISO 9001:2000 certified umpire laboratory. ALS Global Laboratory in Mendoza, Argentina prepared the samples for assaying and then forwarded the samples to ALS Global Laboratory in Lima, Peru for assay by standard fire assay methods.

San Jose Mine, Mexico

The San Jose Mine produced 1,624,394 ounces of silver and 10,266 ounces of gold in the second quarter of 2021 with average head grades for silver and gold of 205 g/t and 1.30 g/t, respectively; 4 percent above and in line with plan.

Caylloma Mine, Peru

In the second quarter of 2021, the Caylloma Mine produced 268,428 ounces of silver with an average head grade of 76 g/t, in line with plan.

Gold production was 1,261 ounces, an increase of 183 percent with respect to the second quarter of 2020. Caylloma’s gold production continues to exceed plan with average grades experienced in the second quarter expected to continue throughout the year. The mine geology team has confirmed the continuity of this higher-grade zone as related to the intersection of the Animas NE and Nancy veins with modeling work to define this ore shoot completed.

Lead and zinc production for the second quarter of 2021 was 8,143,876 pounds and 11,763,866 pounds with average head grades for lead and zinc of 3.09% and 4.58%, respectively; 8 percent and 9 percent above plan.

Full Year 2021 Updated Consolidated Production and AISC Guidance

Following the completion of the business combination with Roxgold Inc. on July 2, 2021 (refer to news release dated July 2, 2021, “Fortuna and Roxgold complete combination to create a global premier growth-oriented intermediate gold and silver producer”), the company has updated its consolidated silver and gold production and cost guidance for 2021 (refer to news release dated January 19, 2021, “Fortuna reports 2020 full year production of 11.3 million silver equivalent ounces and issues 2021 guidance”) .

Updated Guidance Highlights

•	Consolidated silver and gold production of 6.8 to 7.6 million ounces and 194 to 223 thousand ounces, respectively for 2021, or 283 to 323 thousand gold equivalent[1] ounces, representing a year over year increase of 90 to 116 percent
•	Gold production at the Yaramoko Mine in Burkina Faso for the second half 2021 contributes to the company´s full year guidance, representing 30 to 32 percent of the updated guidance
•	Séguéla gold Project construction decision expected during the third quarter of 2021
•	Due to direct and indirect COVID-19 related disruptions experienced in Argentina, Lindero has reduced its gold production guidance by 31 to 36 percent

Silver and gold production guidance

The company’s updated production and cost guidance set out below for 2021 assumes that operations will continue for the remainder of the year without any major interruptions related to COVID-19.

Mine	Silver		Gold
	Original Guidance	Updated Guidance	Original Guidance	Updated Guidance
	(Moz)	(Moz)	(koz)	(koz)
Lindero, Argentina	-	-	140 - 160	90 - 110
San Jose, Mexico	5.8 - 6.5	5.8 - 6.5	38 - 42	38 - 42
Caylloma, Peru	1.0 - 1.1	1.0 - 1.1	-	4 - 5
Yaramoko[2], Burkina Faso	-	-	-	62 - 66
Consolidated Total	6.8 - 7.6	6.8 - 7.6	178 - 202	194 - 223

AISC3,4 guidance

Mine	Silver		Gold
	AISC Original Guidance	AISC Updated Guidance	AISC Original Guidance	AISC Updated Guidance
	(US$/oz Ag Eq)	(US$/oz Ag Eq)	(US$/oz Au)	(US$/oz Au)
Lindero[5], Argentina	-	-	730 - 860	1,010 - 1,190
San Jose, Mexico	12.2 - 14.5	12.2 - 14.5	-	-
Caylloma, Peru	19.4 - 23.0	19.4 - 23.0	-	-
Yaramoko, Burkina Faso	-	-	-	990 - 1,150

Notes:

1.	Silver and gold equivalent production does not include lead or zinc, and is calculated using gold to silver ratio of 1 to 76
2.	The Yaramoko Mine gold production and AISC guidance is for the second half of 2021
3.	All-in sustaining cost (AISC) is a non-IFRS financial measure, refer to Forward-looking Statements regarding non-IFRS financial measures at the end of this news release; AISC includes production cash cost, commercial and government royalties, mining tax, export duties (as applicable), worker’s participation (as applicable), subsidiary G&A, sustaining capital expenditures, and Brownfields exploration and is estimated at metal prices of US$1,800/oz Au, US$22/oz Ag, US$1,900/t Pb, and US$2,300/t Zn
4.	AISC excludes government mining royalty recognized as income tax within the scope of IAS-12
5.	Refer to Lindero Mine AISC Guidance section in 2021 Guidance Outlook below

2021 Guidance Outlook

Lindero Mine, Argentina

Production guidance

Lindero´s updated gold production guidance range of between 90 and 110 thousand ounces reflects a decrease of 50,000 ounces with respect to both the lower and upper range of the production guidance disclosed on January 19, 2021. The decrease in production is a consequence of the direct and indirect impacts of the increase in COVID-19 positive cases in Argentina and in the workforce at Lindero, stricter government mandated travel restrictions which have caused delays in the ramp up of activities, and challenges related to attempting to selectively mine and separate higher-grade material, as discussed above for the second quarter results. Operational impacts caused by these factors have been evaluated and their effect considered for the second half of the year.

AISC guidance

Lindero´s updated AISC per ounce of gold between US$1,010 and US$1,190 reflects an increase of 38 percent with respect to both the lower and upper range of the AISC guidance disclosed at the beginning of the year. The increase is a consequence of projected lower gold production and higher sustaining capex related to the expansion of the ADR plant.

San Jose Mine, Mexico

At San Jose, the company reiterates the mine´s production and AISC guidance disclosed on January 19, 2021. COVID-19 related protocols set in place have been reviewed and adjusted to continue mitigating the impacts of positive cases in the workforce. The ongoing vaccination campaign in the state of Oaxaca in addition to the company´s strengthened health procedures are anticipated to contribute to containing the COVID-19 infection rate at the operation.

Caylloma Mine, Peru

At Caylloma, despite registering COVID-19 positive cases in the workforce during the first half of the year, the mine´s performance has exceeded expectations as a result of an efficient allocation of the operation´s resources and coarse ore stockpile management. The company reiterates the mine´s production and AISC guidance disclosed on January 19, 2021, including lead and zinc production of 29 to 32 million pounds and 44 to 49 million pounds, respectively. In addition, gold production of 4 to 5 thousand ounces for the year has been included in the annual consolidated production guidance to take into account the higher-grade zone related to the intersection of the Animas NE and Nancy veins.

Yaramoko Mine, Burkina Faso

There were no major COVID-19 related impacts at the Yaramoko Mine during the second quarter of 2021. Gold production guidance for the second half of the year assumes there will be no significant disruptions of operations associated with COVID-19.

Annual planned mine development meters are projected to increase, driven by a stoping sequence rescheduling associated with lower grades encountered during the second quarter of the year. The increase in development meters is expected to contribute to achieving second half of the year gold production guidance at an estimated AISC per ounce of gold of US$990 to US$1,150.

Séguéla Gold Project, Côte d’Ivoire

At the Séguéla Project, the company expects to commence negotiations on the Project Mining Convention with the government early in the third quarter. At the project site, the accommodation village is projected to be ready for occupancy in the fourth quarter of 2021. Key contracts with plant EPC and bulk earthworks contractors are close to being finalized. In order to not affect the critical path of the project, the Board of Directors of the company has approved an early works budget of US$11.5 million to commence detailed engineering work and procure long lead items such as the SAG mill. The company expects to make a construction decision during the third quarter.

Exploration Outlook

Fortuna continues to advance its robust pipeline of Brownfield and Greenfield exploration projects in West Africa and the Americas. The company will be providing a comprehensive exploration update in the third quarter.

West Africa

Exploration in Côte d’Ivoire during the second half of the year will focus on infilling and extending the new Sunbird discovery at Séguéla, where mineralization has now been delineated over a strike length of more than 1,000 meters. Drilling will also continue the delineation of the high-grade Koula underground inventory, while also following up on the recent high grades intersected in scout reverse circulation drilling at Gabbro North. Further afield, several extensive soil and termite geochemistry anomalies will be tested with aircore drilling at Fortuna’s Kadyoha and Dianra Nord prospects, some 140 kilometers to the north-east of Séguéla.

In Burkina Faso, delineation and step out drilling will continue in the second half of the year at Boussoura after the conclusion of the annual rainy season in August. Drilling will focus on defining the Fofora Main and VC2 deposits, and delineating additional mineralization at VC3 and VC5.  Similarly, definition drilling in the second half of the year at Galgouli and exploration drilling of mineralization identified at several nearby prospects will continue. At Yaramoko, activities will continue to support advancing the 109 Zone surface prospect, as well as target testing and delineation across the wider Yaramoko property.

Americas

Fortuna budgeted US$21 million for its 2021 exploration program, consisting of 69,000 meters of surface and underground diamond drilling, supporting ground geophysical programs, and underground development. As of the end of June, the exploration teams had completed a total of 23,400 meters of drilling, 34 percent of plan. The remainder of the planned meters and budget at the mines and two additional Greenfields projects will be realized throughout the second half of 2021 using up to 12 core rigs. Fortuna also maintains a wide-ranging reconnaissance program in Mexico.

Qualified Persons

Amri Sinuhaji, Technical Services Director – Mine Planning for the company, is a Professional Engineer registered with the Association of Professional Engineers and Geoscientists of the Province of British Columbia (#48305) and a Qualified Person as defined by National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Sinuhaji has reviewed and approved the scientific and technical information pertaining to the San Jose, Caylloma and Lindero mines contained in this news release and has verified the underlying data.

Paul Criddle, FAusIMM, Chief Operating Officer, West Africa for the company, is a Qualified Person as defined by NI 43-101, and has reviewed and approved the scientific and technical information pertaining to the Yaramoko Mine, Seguela Project and the West Africa exploration outlook contained in this news release and has verified the underlying data.

David F. Volkert, Vice President of Exploration for the company, is a member of the American Institute of Professional Geologists (CPG #10759) and the Association of Professional Engineers and Geoscientists of British Columbia (P. Geo. #191936) and a Qualified Person as defined by NI 43-101. Mr. Volkert has reviewed and approved the Americas exploration outlook contained in this news release and has verified the underlying data.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and an advanced development project in Côte d’Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our shareholders and stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s anticipated performance in 2021; estimated production forecasts and sales for 2021; estimated production costs and all-in sustaining cash costs for 2021; estimated capital expenditures in 2021; estimated Brownfields and Greenfields expenditures in 2021; the success of the Company’s exploration activities at its mines and development projects; the timing of the implementation and completion of sustaining capital investment projects at the Company’s mines; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition; metal price estimates, estimated metal grades in 2021; the estimated amount of ore to be placed on the leach pad at the Lindero Mine in 2021, the grade of gold and the amount of gold estimated to be contained therein; the timing of the commencement of steady state production at the Lindero Mine; the timing of the expansion of the ADR plant at the Lindero Mine; the expansion of the heap leach pad at the Lindero Mine; the timing of the signing key contracts for the Séguéla Project; the timing of a construction decision at the Séguéla Project; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; production costs; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the impact of the COVID-19 pandemic on the Company’s mining operations and construction activities; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition, and the risks relating to a global pandemic, which unless contained could cause a slowdown in global economic growth; uncertainties related to the impacts of COVID-19 which may include: changing market conditions, changing restrictions on the mining industry in the countries in which the Company operates, the ability to operate as a result of government imposed restrictions, including restrictions on travel, the transportation of concentrates and doré, access to refineries, the impact of additional waves of the pandemic or increases of incidents of COVID-19 in the countries in which we operate; the duration of any suspension of operations at the Company’s mines as a result of COVID-19 which may affect production and the Company’ business operations and financial condition; changes in prices for gold, silver and other metals; changes in the prices of key supplies; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; the ability of the current exploration programs to identify and or expand mineral resources, operational risks in exploration and development; delays or changes in plans with respect to exploration or development projects; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; fluctuations in currencies and exchange rates; the imposition of capital control in countries in which the Company operates; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that the reconciliation of mineral reserves at the Lindero Mine remains consistent with the mineral reserve model; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition, and the risks relating to a global pandemic, which unless contained could cause a slowdown in global economic growth; government mandates in Peru, Mexico, Argentina, Burkina Faso and Côte d’Ivoire with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations; government and the Company’s attempts to reduce the spread of COVID-19 which may affect may aspects of the Company’s operations, including transportation of personnel to and from site, contractor and supplier availability and the ability to sell or deliver concentrate and doré; the expected trends in mineral prices and currency exchange rates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained for the Company’s business and operations; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

Non-IFRS Financial Measures

This news release also refers to non-IFRS financial measures, such as production cash cost per tonne of processed ore; total production cost per tonne; all-in sustaining cash cost and all-in cash cost. These measures do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (IFRS) and therefore, amounts presented may not be comparable to similar data presented by other mining companies. For additional information regarding non-IFRS measures, including reconciliations to the closest comparable IFRS measures, see "Non-GAAP Financial Measures" in the Fortuna’s annual MD&A, which is available under Fortuna's SEDAR profile at www.sedar.com.